March 1, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (317) 298-8924

Mr. William R. Donaldson
Chief Executive Officer and
   Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN  46278

Re:	Interactive Motorsports and Entertainment Corp.
Form 10-K for the year ended December 31, 2004
      Filed March 29, 2005
      File No. 000-30771

Dear Mr. Donaldson:

      We have reviewed your response letter dated February 24,
2006
and have the following additional comment.

1. We note from your response to comment 2 that you appear to be evaluating the sale of the simulators and management service agreement as two distinct transactions despite your statement that "if the risks of ownership were not transferred with the sale, the management agreement would not have been necessary." Since these agreements were entered into in contemplation of one another, you should evaluate the provisions in both your management agreement and asset purchase agreement to determine whether you have retained substantial risks of ownership in this transaction. In this regard, we note that Section 1 of your management agreement provides that if at any time the simulators are not being utilized to generate revenue for RCSC you are required to secure a replacement lease or, in certain cases, exchange such simulator for one of your existing revenue producing simulators and assign the related lease agreement to RCSC. We also note that the term of your management agreement, and related responsibilities under Section 1, continue for a period until terminated by mutual agreement. In addition, we note that your asset purchase agreement contains a provision in Section 4.12 whereby you are required to provide an unconditional guarantee that minimum payments will be made to RCSC by the operator of the simulator, which you indicate in response to comment 3 is limited to an initial three-year period. In light of these provisions, we are unable to agree with your conclusion that you do not retain substantial risks of ownership related to the sale of your race car simulators to RCSC. As such, please restate your financial statements to account for this transaction as a borrowing in accordance with the guidance provided in paragraphs 21 - 22 of SFAS 13 or further explain to us why this transaction should not be accounted for as a borrowing.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. William R. Donaldson
Interactive Motorsports and Entertainment Corp.
March 1, 2006
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